Filed Pursuant to Rule 253(g)(2)
File No. 024-11105

FUNDRISE EREIT XIV, LLC

SUPPLEMENT NO. 7 DATED APRIL 29, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – AA JV LP

On April 23, 2021, we directly acquired ownership of a “majority-owned subsidiary”, AA JV LP (the “Avion at Carrollwood Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $6,615,000, which is the initial stated value of our equity interest in the Avion at Carrollwood Controlled Subsidiary (the “Avion at Carrollwood Controlled Subsidiary Investment”). The Avion at Carrollwood Controlled Subsidiary used the proceeds of the Avion at Carrollwood Controlled Subsidiary Investment to recapitalize a stabilized garden-style multifamily property totaling 264 units located at 11500 North Dale Mabry Highway, Tampa, FL 33618 (the “Avion at Carrollwood Property”). The Avion at Carrollwood Controlled Subsidiary Investment was funded with proceeds from our Offering.

The Avion at Carrollwood Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on Avion at Carrollwood Property on November 15, 2017. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the Avion at Carrollwood Controlled Subsidiary Investment (the “Avion at Carrollwood Operative Agreements''), our consent is required for all major decisions regarding the Avion at Carrollwood Property. In addition, pursuant to the Avion at Carrollwood Operative Agreements we are entitled to receive an economic return of 8% on our Avion at Carrollwood Controlled Subsidiary Investment at sale or refinancing. While the Avion at Carrollwood Controlled Subsidiary Investment is outstanding, we will receive current payments on a monthly basis, which will be paid from operating cash flows. We will receive our pro rata share of operating cash flows based on our percentage ownership of the Avion at Carrollwood Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the Avion at Carrollwood Controlled Subsidiary Investment.

On November 15, 2017, ALA secured financing of $22,701,000 through a senior secured loan from Berkadia - Fannie Mae (the “Avion at Carrollwood Senior Loan”). The Avion at Carrollwood Senior Loan features a 10-year term and 7 years interest-only at a fixed rate of 3.9%. Aggregate with the Avion at Carrollwood Senior Loan, the Avion at Carrollwood Controlled Subsidiary Investment features a loan-to-value (“LTV”) of 70%. The combined LTV ratio is the amount of the Avion at Carrollwood Senior Loan plus the amount of the Avion at Carrollwood Controlled Subsidiary Investment, divided by the appraised value of the Avion at Carrollwood Property. LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The Avion at Carrollwood Property is a 264-unit, garden-style apartment property in Tampa, FL. As of April 16, 2021 rent roll, the property is 98.11% occupied. The property's twenty-one residential and one clubhouse buildings were constructed in 1981, and the build is of wood frame construction. The Avion at Carrollwood Property has been renovated by ALA since their acquisition in 2017.